Exhibit 99.2
REPORT OF INDEPENDENT ACCOUNTANTS
To The Board of Directors and Stockholders of
MF Global Sify Securities India Private Limited
Review report on the condensed consolidated interim financial information of MF Global Sify Securities India Private Limited and its subsidiaries as at June 30, 2009 and for the three month period then ended
We have reviewed the accompanying condensed consolidated statement of financial position of MF Global Sify Securities India Private Limited and its subsidiaries as of June 30, 2009, and the related condensed consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the three-month period ended June 30, 2009 prepared in accordance with International Accounting Standard 34 on “Interim Financial Reporting”. The condensed consolidated interim financial information is the responsibility of the Company’s management.
The condensed consolidated income statement for the three month period ended June 30, 2009 includes expenses aggregating Rs. 15,631 (000) which have been recharged by MF Global Holdings Limited, (formerly know as MF Global Limited), (majority beneficial shareholder) and certain entities in the same group as MF Global Holdings Limited (formerly know as MF Global Limited) (majority beneficial shareholder). Sify Technologies Limited (minority shareholder) is in disagreement with the expense recharges aggregating Rs. 10,871 (000). We are unable to comment on the adjustments that may arise to the condensed consolidated financial position as of June 30, 2009, and the condensed consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the three month period ended June 30, 2009, on resolution of the aforesaid matter between the shareholders.
We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, except for the impact of the matter referred to in the preceding paragraph on the condensed consolidated interim financial information, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with the International Accounting Standard 34 on Interim Financial Reporting.
Price Waterhouse
Mumbai, India
March 31, 2010